Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

September 18, 2013

GEMS

The iPath® Global Emerging Markets Strategy ETNs

iPath® Platform

iPath is a leading US exchange traded notes (ETNs) platform with commodity, volatility, equity, FX and rates offerings used by a broad range of clients

Institutional

Efficient access to futures markets

Tradable index-linked structured investment

Short-term views /cash management

Wealth Management

FX, Commodity, Emerging Markets and Volatility

Cost efficient compared to maintaining direct position in underlying

Liquidity and ease of exit through exchange listing in normal market conditions

Retail

Access to hard-to-reach asset classes

Leveraged and inverse exposures

Liquidity and ease of exit through exchange listing in normal market conditions

81

US Listed iPath ETNs

10

$10,000,000,000 Peak Notional Outstanding (03 / 2011)

5

Asset Classes

38

Percent market share of US ETNs

5.3

Billion dollars in weekly iPath® trading volume

As of 8/30/2013.

Sources: Barclays, Bloomberg

iPath® GEMS ETNs

The iPath ® Global Emerging Market Strategy (“GEMS”) ETNs

Three ETNs Listed on the NYSE Arca Exchange since 2008

Linked to the Barclays GEMS Indices

Provide exposure to total return of local currencies across a basket of Emerging Market (“EM”) countries

Designed to pay a monthly coupon based on implied local deposit rates

Potential Benefits / Applications

Seek to enable investors to participate in the returns of EM asset classes:

– Historically high correlation to benchmark EM indices, with the potential to benefit from returns of EM asset classes

– Historically low correlation to traditional US asset classes

GEMS indices have exhibited historically low level of volatility

– Diversified exposure to a number of EM currencies

– Notional investment in short-term money market deposits provides an alternative to exposure to equities and reduces exposure to interest rates changes

The EM Risk :Premium

Exposure to EM countries is an increasingly popular investment in the US, both as a direct investment and through Exchange Traded Products (ETPs)

Total Principal Amount Outstanding ($bn)

0 20 40 60 80 100 120 140 160

0

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Fixed Income Emerging Markets ETPs

Equity Emerging Markets ETPs

Historically, over the long term, investments in EM indices for US investors tended to provide higher returns and higher risk (volatility) than corresponding benchmark US indices:

Equity

® MSCI Emerging S&P 500 TR Index

Markets TR Index™

Annualized Returns 5.11% 12.25% Annualized Volatility1 15.5% 23.8%

Fixed Income

JPMorgan Emerging Barclays U.S.

Markets Bond Index Aggregate Bond Index EMBI Global Core

5.01% 9.94%

3.6% 9.9%

The potential for higher returns for higher risk, across EM asset classes, is generally referred to as the “EM risk premium”

Source: Bloomberg, 12/30/2001-8/30/2013, using monthly data. Past performance is not indicative of future results.

1. Annualized Volatility describes the variation in an index’s returns over the course of a year and is calculated as a standard deviation of natural logarithm of monthly returns in the observation period multiplied by the square root of 12. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

EM Currency To Access EM Risk Premium

USD investments in EM countries may be exposed to Local Foreign Exchange (“FX”) rates change and interest rates differential, which may be a significant component of the EM returns.

The GEMS strategy provide exposure to total return of EM currencies

Seeks to access a diversified EM risk premium

Seeks to reduce exposure to idiosyncratic EM asset-specific risks.

– Returns historically correlated to EM equity indices, with lower volatility

– Returns historically correlated to EM fixed income indices, without longer duration sensitivity

Captures historically low correlation to traditional US Equity / Bonds investments

– Potentially high portfolio diversification benefits

The GEMS Index Strategy

The GEMS index strategy provides exposure to the total return of local currencies, through rolling investments in a number of 1-month (“1M”) money market deposits* in different EM countries deposits are initially equally weighted (in USD terms) among all currencies in the basket monthly roll

the portfolio is rebalanced to equal target weights every year

Hypothetical initial investment

invested in 1M invested in 1M deposit in currency A deposit in currency B reinvested in 1M reinvested in 1M deposit, currency A deposit, currency B

Rebalanced portfolio

FOR ILLUSTRATIVE PURPOSES ONLY

* An investment in a 1M money-market deposit in an EM country is obtained synthetically through:

Investing in a 1M money market deposit at USD Libor rate

Entering in a 1M forward contract on each EM currency

JEM, AYT, PGD:

Targeted Currency Exposure

Three iPath ETNs, offering exposure to different baskets of currencies:

JEM

Broad EM currencies for diversified exposure

Hungarian Forint Columbian Peso Polish Zloty Mexican Peso Russian Ruble Indian Rupee South African Rand Indonesian Rupiah Turkish Lira Philippine Peso Argentine Peso South Korean Won Brazilian Real Thai Baht Chilean Peso

AYT

Asia EM currencies

Indian Rupee Indonesian Rupiah Philippine Peso South Korean Won Thai Baht Malaysian Ringgit Taiwan Dollar Chinese Yuan

PGD

Pegged currencies

Chinese Yuan Hong Kong Dollar Saudi Riyal Singapore Dollar UAE Dirham

GEMS Indices Performance

120%

110%

100%

Appreciation 90%

80%

Percent 70% 60%

50%

40%

04/08 06/08 08/08

10/08 12/08

02/09 04/09

06/09 08/09 10/09

12/09

02/10 04/10 06/10

08/10

10/10 12/10

02/11 04/11

06/11

08/11 10/11

12/11

02/12 04/12 06/12

08/12 10/12 12/12

02/13 04/13

06/13

08/13

Barclays GEMS Index™

Barclays GEMS Asia 8 Index™

Barclays GEMS Pegged Currency Index™

MSCI Emerging Markets Index

Barclays Barclays GEMS Asia 8 Barclays GEMS Pegged MSCI Emerging

GEMS Index™ Index™ Currency Index™ Market Index

Annualized Returns 2.20% 1.39% 1.38% 0.36%

Annualized Volatility1 9.62% 5.77% 1.44% 29.06%

Correlation2 vs. MSCI EM Index™ 0.88 0.80 0.65 1.00

Source: Bloomberg, 4/4/2008–8/30/2013, using daily data.

Past performance is not indicative of future results. One cannot invest directly in an index.

1. Annualized Volatility describes the variation in an index’s returns over the course of a year and is calculated as a standard deviation of natural logarithm of monthly returns in the observation period multiplied by the square root of 12. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

2. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of 100%, while the correlation coefficient is zero when returns on two assets are completely independent.

GEMS Coupons

iPath GEMS ETNs seek to pay a monthly coupon to reflect the implied interest earned, net of fees, from an investment in the local money market deposits.

12% 10% 8% 6% 4%

2%

0%

JEM AYT PGD

Source: Bloomberg 4/29/2008 – 8/30/2013.

1. Annualized realized yield is the percentage difference between the returns on the 12-month returns of the total returns version of the Barclays Global Emerging Markets Strategy (GEMS) Index™ and the 12-month return of the excess return version of the Barclays Global Emerging Markets Strategy (GEMS) Index™.

Past performance is not indicative of future results

Correlation Matrix

JPMorgan Barclays Barclays ® Barclays US Emerging Barclays S&P 500 TR MSCI EM

GEMS Asia 8 GEMS Pegged Aggregate Markets Bond

GEMS Index™ Index Index™

Index™ Currency™ Bond Index Index EMBI Global Core

Barclays GEMS Index™ 100.0% 90.6% 76.9% 75.7% 89.7% 34.8% 80.1%

Barclays GEMS Asia 8

90.6% 100.0% 82.1% 70.0% 84.3% 35.7% 72.9%

Index™

Barclays GEMS Pegged

76.9% 82.1% 100.0% 51.6% 62.8% 24.1% 46.4%

Currency™

S&P 500 TR® Index 75.7% 70.0% 51.6% 100.0% 85.5% 11.5% 61.4%

MSCI EM Index™ 89.7% 84.3% 62.8% 85.5% 100.0% 25.9% 77.4%

Barclays US Aggregate

34.8% 35.7% 24.1% 11.5% 25.9% 100.0% 65.3%

Bond Index

JPMorgan Emerging

Markets Bond Index 80.1% 72.9% 46.4% 61.4% 77.4% 65.3% 100.0%

EMBI Global Core

Source: Bloomberg, Barclays, 4/2/2008 – 8/30/2013. Past performance is not indicative of future results

iPath® Resources

Online

iPath® website

www.ipathetn.com

GEMS Product page

JEM: http://ipathetn.com/product/JEM
AYT: http://www.ipathetn.com/us/product/AYT/
PGD: http://www.ipathetn.com/us/product/PGD/

Basics of iPath® Currency

http://www.ipathetn.com/static/pdf/Currency_Basics.pdf

Bloomberg

Product pages	JEM <Equity> DES <Go>
	AYT
	PGD
Intraday Ind. Value	JEM.IV <Index> <Go>
	AYT.IV
	PGD
Underlying Index	JEM: BXIIGEM1 <Index> <Go>
	AYT: BXIIGMA8
	PGD: BXIIGEMP

Contacts

iPath® general enquiries	**1-877-764-7284**
Barclays iPath®	**1-212-528-7990**
Sales Coverage team	**1-212-528-4930**

Additional Contacts

ETN / ETF Trading	**1-212-526-8979**
Press Office	**1-212-412-7545**
Investor Relations	**+44 (0)20 7773 2269**

Page 11 of 13

Disclosure

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be.

Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Single Currency Exchange Risk: An investment in ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the US dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock or foreign exchange markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Exchange Rate Risk: Because the performance of the Barclays Global Emerging Markets (GEMS) Indices is linked to the exchange rates between the index constituent currencies and the US dollar, the level of such underlying index may be affected by unpredictable changes in currency prices, including as a result of government action. Because some or all of the index constituent currencies do not float freely and are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currencies, there is limited potential for the increase in value of such underlying index.

Disclosure

Emerging Market Risk: The market value of the ETNs linked to one of the Barclays Global Emerging Markets (GEMS) Indices may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. Investments in emerging market currencies carries the risk of loss from unfavorable fluctuations in currency exchange rates due to economic, social, political, financial and military conditions in the emerging markets. Such ETNs may be subject to more volatility than investments outside of emerging markets.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Barclays Optimized Currency Carry IndexTM”, “USD Optimized Currency Carry IndexTM” “Barclays Global Emerging Markets Strategy (GEMS) Asia 8 IndexTM”, “Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency IndexTM” and “Barclays Global Emerging Markets Strategy (GEMS) IndexTM” are trademarks of Barclays Bank PLC.

© 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE